Exhibit 99.1
Investor Contact:
Robert Lahey
robert.lahey@maxeon.com
+1 (626) 884-4756

Media Contact:
Forrest Monroy
forrest.monroy@maxeon.com
+1 (626) 884-4756

Maxeon Solar Technologies Announces First Quarter 2024 Financial Results

--First Quarter Revenue of $187 Million--
--Financing Commitments Secured from Largest Shareholder--
Singapore, May 30, 2024 – Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or “the Company”), a global leader in solar innovation and channels, today announced its financial results for the first quarter ended March 31, 2024.
Maxeon's Chief Executive Officer Bill Mulligan noted, "Maxeon has been facing a very difficult market environment since the third quarter of last year, with challenging industry pricing conditions and demand disruptions in our DG business due to higher interest rates and policy changes, as well as project pushouts by two of our large-scale customers in the US. These external factors led to underutilized manufacturing operations, increased product costs, and lower revenue and profit than planned. While the Company is making progress on our announced restructuring initiatives and we are seeing some positive trends in the market, we determined that Maxeon requires additional capital to support its continuing operations. After conducting a thorough analysis with the help of financial advisors, management and the board determined that the most viable financing option to support our immediate liquidity needs was from our largest shareholder, TCL Zhonghuan Renewable Energy Technology Co. Ltd. (TZE)."
“TZE has agreed to invest $97.5 million via a debt investment and has committed to an additional $100 million equity investment, in each case subject to regulatory approvals. In addition, substantially all of the holders of the $200 million 2025 convertible notes have agreed to exchange their bonds and accrued interest into new bonds due in 2028, which are convertible into equity at the noteholders' option starting July 2nd and $137.2 million of which must be converted into equity upon TZE’s equity investment. We believe that these transactions are necessary to provide sufficient liquidity to enable the Company to return to profitability. These transactions, however, will result in substantial dilution to existing public shareholders, with TZE ultimately becoming a controlling shareholder, subject to regulatory approvals.”
“Our distributed generation (DG) business faced ongoing price and demand headwinds in both the U.S. and Europe. Against this challenging industry backdrop we were able to execute on several key strategic initiatives, including completion of all deliveries to SunPower Corporation under the Settlement Agreement. In parallel, our new U.S. Dealer channel added more than 100 new partners with additions from many key installers that have been selling our product effectively for more than a decade. In Europe, the team successfully introduced our 7th generation Performance Series module which is our first product utilizing TOPCon cell technology.”
“We recently sold our stake in the Huansheng Photovoltaic (Jiangsu) Co., Ltd (HSPV) joint venture, along with executing an IP-license for shingling technology for their use in utility-scale markets outside of the United States, for $34 million. In addition, we entered into a new supply agreement with HSPV for continued support of our international DG business. Going forward, our activities in utility-scale will be focused exclusively on the U.S. market, where our longstanding customer relationships, track record of execution, supply chain structure, differentiated products and leading sustainability profile makes us a supplier of choice for many developers. Our operations teams have been working hard to manage the effects of two significant customer project delays which led to reduced near-term manufacturing volumes and impacted our Q1 financial performance. While current pricing and demand conditions remain challenging, we are seeing some positive trade policy trends and we are cautiously optimistic that these could result in stronger pricing power, improved demand and incremental bookings. On the technology front, we're seeing competitors rapidly shift to TOPCon products which we believe infringe on U.S. intellectual property we developed over 15 years ago. We recently initiated patent infringement lawsuits against three competitors and we are in discussions with several other companies relating to potential TOPCon licensing opportunities."
“For the balance of 2024, the Company will be focused on rebuilding our balance sheet while undergoing further transformation to return the core business to profitability with reduced customer concentration risk."
Selected Q1 Unaudited Financial Summary

(In thousands, except shipments)	Fiscal Q1 2024	Fiscal Q4 2023	Fiscal Q1 2023
Shipments, in MW	488	653	774
Revenue	$187,456	$228,775	$318,332
Gross (loss) profit (1)	(14,871)	(34,461)	53,625
GAAP Operating expenses	48,668	141,007	41,921
GAAP Net (loss) income attributable to the stockholders(1)	(80,148)	(186,334)	20,271
Capital expenditures	19,216	11,656	16,500

	Other Financial Data(1)
(In thousands)	Fiscal Q1 2024	Fiscal Q4 2023	Fiscal Q1 2023
Non-GAAP Gross (loss) profit	$(12,888)	$(9,675)	$54,142
Non-GAAP Operating expenses	38,520	36,654	38,056
Adjusted EBITDA	(38,977)	(37,631)	30,984
(1)The Company's use of Non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under “Use of Non-GAAP Financial Measures” below.
Second Quarter 2024 and Fiscal Year 2024 Outlook
For the second quarter of 2024, the Company anticipates the following results:

(In millions, except shipments)	Outlook
Shipments, in MW	520 - 600 MW
Revenue	$160 - $200
Gross loss	$(20) - $0
Non-GAAP gross loss(1)	$(20) - $0
Operating expenses	$45 ± $2
Non-GAAP operating expenses(1)	$37 ± $2
Adjusted EBITDA(2)	$(51) - $(31)
Capital expenditures(3)	$15 - $25
For fiscal year 2024, the Company's annual guidance is below:

– Revenue to be within a range of $640 million to $800 million.

– Adjusted EBITDA to be within a range of $(160) million to $(110) million.

– Capital expenditures(3) to be within a range of $70 million to $100 million.
(1)The Company's Non-GAAP operating expenses are impacted by the effects of adjusting for stock-based compensation expense and restructuring charges and fees.
(2)The Company cannot provide a reconciliation between its Adjusted EBITDA projection and the most directly comparable GAAP measures without unreasonable efforts because it is unable to predict with reasonable certainty the ultimate outcome of the remeasurement gain or loss of the prepaid forward.

(3)Capital expenditures are directed mainly to conversion of our legacy Maxeon 3 capacity in the Philippines to Maxeon 7 technology and equipment for manufacture of our Performance line products in Malaysia and Mexico. We are also investing in the development of our next generation Maxeon 8 technology, various programs to enhance our IT infrastructure and security, as well as to support our Beyond the Panel offering.
These anticipated results for the second quarter of 2024 are preliminary, unaudited and represent the most current information available to management. The Company’s business outlook is based on management's current views and estimates with respect to market conditions, production capacity and the global economic environment. Please refer to Forward Looking Statements section below. Management’s views and estimates are subject to change without notice.
For more information
Maxeon’s first quarter 2024 financial results and management commentary can be found on Form 6-K by accessing the Financials & Filings page of the Investor Relations section of Maxeon’s website at: https://corp.maxeon.com/investor-relations. The Form 6-K and Company’s other filings are also available online from the Securities and Exchange Commission at www.sec.gov.
Conference Call Details

The Company will hold a conference call on May 30, 2024, at 8:00 AM U.S. ET / May 30, 2024, at 8:00 PM Singapore Time, to discuss results and to provide an update on the business.

To join the live conference call, participants must first register here, where a dial-in number will be provided.

A simultaneous audio-only webcast of the conference call will be available on Maxeon’s website at https://corp.maxeon.com/events-and-presentations. A webcast replay will be available on Maxeon's website for one year at https://corp.maxeon.com/events-and-presentations.

About Maxeon Solar Technologies
Maxeon Solar Technologies Ltd (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon leverages over 35 years of solar energy leadership and over 1,900 patents to design innovative and sustainably made solar panels and energy solutions for residential, commercial and power plant customers. Maxeon's integrated home energy management is a flexible ecosystem of products and services, built around the award-winning Maxeon® and SunPower® brand solar panels. With a network of more than 1,700 trusted partners and distributors, and more than one million customers worldwide, the Company is a global leader in solar. For more information, visit us at www.maxeon.com, on LinkedIn and on Twitter.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our ability to (i) meet short-term and long-term material cash requirements, (ii) complete an equity, debt or other financing at favorable terms, if at all, (iii) refinance our quickly maturing outstanding debt and (iv) continue as a going concern; (b) the success of our ongoing restructuring initiatives; (c) our expectations regarding product pricing trends, demand and growth projections, including our efforts to enforce our intellectual property rights against our competitors; (d) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the Israel-Hamas-Iran conflict; (e) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (f) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, implementation of restructuring plans and projected growth and profitability; (g) our technology outlook, including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (h) our strategic goals and plans, including capacity expansion, partnership discussions with respect to the Company’s next-generation technology, and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them; (i) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels and feedback from our partners; (j) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets; and (k) our second quarter and annual fiscal year 2024 guidance, including shipments, revenue, gross loss, non-GAAP gross loss, operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital expenditures, and related assumptions.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine and the Israel-Hamas conflict; (5) our ability to manage our key customers and suppliers, including the impact of the termination of the supply agreements with one of the Company’s biggest customers, SunPower Corporation; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results and in the foreign currencies in which we operate; (11) appropriately sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine and the Israel-Hamas-Iran conflict, economic recession and environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities, including enforcement of certain intellectual property rights, or other disputes. Forward-looking and other statements in this report may also address our corporate sustainability or responsibility progress, plans, and goals (including environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in the Company’s filings with the SEC. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

On April 8, 2024, the Company issued a press release and furnished a Report on Form 6-K announcing its preliminary unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023. Subsequent to the issuance of such preliminary financial information, the Company revised the presentation of gross loss, GAAP operating expenses, GAAP net loss attributable to the stockholders, non-GAAP gross loss, non-GAAP operating expenses and Adjusted EBITDA as follows:

•Additional inventory reserve of $2.3 million to write down inventories to market value which affected gross loss, GAAP net loss attributable to the stockholders, non-GAAP gross loss and Adjusted EBITDA
•Adjustment of estimate on employee compensation based on final payout which resulted in lower gross loss of $0.3 million, lower GAAP operating expenses of $0.5 million, lower GAAP net loss attributable to stockholders of $0.8 million, higher non-GAAP operating expenses and Adjusted EBITDA of $0.4 million
•Adjustment of uncertain tax position which resulted in higher GAAP net loss attributable to stockholders of $0.5 million

Use of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross (loss) profit, non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, restructuring charges and fees, remeasurement loss on prepaid forward and physical delivery forward and equity in losses of unconsolidated investees (“Adjusted EBITDA”) to supplement our consolidated financial results presented in accordance with GAAP. Non-GAAP gross (loss) profit is defined as gross (loss) profit excluding stock-based compensation and restructuring charges and fees. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation and restructuring charges and fees.
We believe that non-GAAP gross (loss) profit, non-GAAP operating expenses and Adjusted EBITDA provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures are useful to help enhance the comparability of our results of operations across different reporting periods on a consistent basis and with our competitors, distinct from items that are infrequent or not associated with the Company’s core operations as presented above. We also use these non-GAAP measures internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of non-GAAP measures, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. These non-GAAP measures are neither prepared in accordance with GAAP nor are they intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

As presented in the “Reconciliation of Non-GAAP Financial Measures” section, each of the non-GAAP financial measures excludes one or more of the following items in arriving to the non-GAAP measures:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict and is excluded from non-GAAP gross (loss) profit, non-GAAP operating expense and Adjusted EBITDA. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Restructuring charges and fees (benefits). We incur restructuring charges, inventory impairment and other inventory related costs associated with the re-engineering of our IBC capacity, and fees related to reorganization plans and business acquisition aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring charges and fees (benefits) are excluded from non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities. Although we have engaged in restructuring activities and initiatives, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges and fees (benefits) from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Remeasurement loss (gain) on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement loss (gain) on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude the mark-to-market adjustments from our Adjusted EBITDA as it is not reflective of ongoing operating results nor do the loss contribute to a meaningful evaluation of our past operating performance.
•Equity in losses of unconsolidated investees and related gains. This relates to the loss on our unconsolidated equity investment Huansheng JV and gains on such investment. This is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of our core operational performance. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our performance. As of April 26, 2024, we divested all of our equity interest in Huansheng JV.

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended
(In thousands)	March 31, 2024	December 31, 2023	April 2, 2023
Gross (loss) profit	$(14,871)	$(34,461)	$53,625
Stock-based compensation	696	(53)	517
Restructuring charges and fees	1,287	24,839	—
Non-GAAP Gross (loss) profit	(12,888)	(9,675)	54,142

GAAP Operating expenses	48,668	141,007	41,921
Stock-based compensation	(6,182)	(1,235)	(4,144)
Restructuring (charges and fees) benefits	(3,966)	(103,118)	279
Non-GAAP Operating expenses	38,520	36,654	38,056

GAAP Net (loss) income attributable to the stockholders	(80,148)	(186,334)	20,271
Interest expense, net	8,741	7,416	8,999
Provision for (benefits from) income taxes	1,203	(9,949)	5,984
Depreciation	10,330	12,261	14,383
Amortization	228	44	68
EBITDA	(59,646)	(176,562)	49,705
Stock-based compensation	6,878	1,182	4,661
Restructuring charges and fees (benefits)	5,253	127,957	(279)
Remeasurement loss (gain) on prepaid forward	8,538	9,792	(23,849)
Equity in losses of unconsolidated investees and related gain	—	—	746
Adjusted EBITDA	(38,977)	(37,631)	30,984

Reconciliation of Non-GAAP Outlook

(In millions)	Outlook
Gross loss	$(20) - $0
Stock-based compensation	$—
Non-GAAP gross loss	$(20) - $0

Operating expenses	$45 ± $2
Stock-based compensation	$(6)
Restructuring Charges and Fees	$(2)
Non-GAAP operating expenses	$37 ± $2
©2024 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except for shares data)

	As of
	March 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$98,365	$190,169
Restricted short-term marketable securities	1,386	1,403
Accounts receivable, net	38,921	62,687
Inventories	271,695	308,948
Prepaid expenses and other current assets	50,875	55,812
Total current assets	$461,242	$619,019
Property, plant and equipment, net	275,449	280,025
Operating lease right of use assets	24,725	22,824
Intangible assets, net	3,135	3,352
Advances to suppliers, net of current portion	7,879	7,879
Other long-term assets	69,719	68,910
Total assets	$842,149	$1,002,009
Liabilities and Equity
Current liabilities:
Accounts payable	$154,327	$153,020
Accrued liabilities	86,278	113,456
Contract liabilities, current portion	66,720	134,171
Short-term debt	25,438	25,432
Operating lease liabilities, current portion	6,578	5,857
Total current liabilities	$339,341	$431,936
Long-term debt	1,089	1,203
Contract liabilities, net of current portion	113,564	113,564
Operating lease liabilities, net of current portion	25,057	19,611
Convertible debt	387,351	385,558
Deferred tax liabilities	7,001	7,001
Other long-term liabilities	36,262	38,494
Total liabilities	$909,665	$997,367
Commitments and contingencies
Equity:
Common stock, no par value (54,683,822 and 53,959,109 issued and outstanding as of March 31, 2024 and December 31, 2023, respectively)	$—	$—
Additional paid-in capital	818,388	811,361
Accumulated deficit	(876,240)	(796,092)
Accumulated other comprehensive loss	(15,359)	(16,378)
Equity attributable to the Company	(73,211)	(1,109)
Noncontrolling interests	5,695	5,751
Total equity	(67,516)	4,642
Total liabilities and equity	$842,149	$1,002,009

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Three Months Ended
	March 31, 2024	April 2, 2023
Revenue	$187,456	$318,332
Cost of revenue	202,327	264,707
Gross (loss) profit	(14,871)	53,625
Operating expenses:
Research and development	9,897	11,076
Sales, general and administrative	35,719	31,028
Restructuring charges (benefits)	3,052	(183)
Total operating expenses	48,668	41,921
Operating (loss) income	(63,539)	11,704
Other (expense) income, net
Interest expense	(9,554)	(10,803)
Interest income	813	1,804
Other, net	(6,721)	24,443
Other (expense) income, net	(15,462)	15,444
(Loss) income before income taxes and equity in losses of unconsolidated investees	(79,001)	27,148
Provision for income taxes	(1,203)	(5,984)
Equity in losses of unconsolidated investees	—	(746)
Net (loss) income	(80,204)	20,418
Net loss (income) attributable to noncontrolling interests	56	(147)
Net (loss) income attributable to the stockholders	$(80,148)	$20,271

Net (loss) income per share attributable to stockholders:
Basic	$(1.59)	$0.49
Diluted	$(1.59)	$0.46

Weighted average shares used to compute net (loss) income per share:
Basic	50,504	41,389
Diluted	50,504	53,070

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(unaudited)
(In thousands)

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss (Income)	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at December 31, 2023	53,959		$811,361	$(796,092)	$(16,378)	$(1,109)	$5,751	$4,642
Net (loss) income	—	—	—	(80,148)	—	(80,148)	(56)	(80,204)
Issuance of common stock for stock-based compensation, net of tax withheld	725	—	—	—	—	—	—	—
Recognition of stock-based compensation	—	—	7,027	—	—	7,027	—	7,027
Other comprehensive income	—	—	—	—	1,019	1,019	—	1,019
Balance at March 31, 2024	54,684	$—	$818,388	$(876,240)	$(15,359)	$(73,211)	$5,695	$(67,516)

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss (Income)	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 1, 2023	45,033	$—	$584,808	$(520,263)	$(22,108)	$42,437	$5,633	$48,070
Net income	—	—	—	20,271	—	20,271	147	20,418
Issuance of common stock for stock-based compensation, net of tax withheld	377	—	—	—	—	—	—	—
Recognition of stock-based compensation	—	—	4,033	—	—	4,033	—	4,033
Other comprehensive loss	—	—	—	—	1,627	1,627	—	1,627
Balance at April 2, 2023	45,410	$—	$588,841	$(499,992)	$(20,481)	$68,368	$5,780	$74,148

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Three Months Ended
	March 31, 2024	April 2, 2023
Cash flows from operating activities
Net (loss) income	$(80,204)	$20,418
Adjustments to reconcile net income (loss) to operating cash flows
Depreciation and amortization	10,558	14,451
Stock-based compensation	6,878	4,661
Non-cash interest expense	1,813	2,294
Equity in losses of unconsolidated investees	—	746
Deferred income taxes	—	188
Loss on disposal of property, plant and equipment	2	9
Loss on impairment of property, plant and equipment	1,376	—
Loss on impairment of operating lease right of use assets	3,584	—
Remeasurement loss (gain) on prepaid forward	8,538	(23,849)
Provision for (utilization of) excess or obsolete inventories	8,140	(10,396)
Other, net	352	(160)
Changes in operating assets and liabilities
Accounts receivable	15,497	(17,890)
Contract assets	(3)	4
Inventories	36,151	(24,465)
Prepaid expenses and other assets	4,278	2,300
Operating lease right-of-use assets	1,528	930
Accounts payable and other accrued liabilities	(23,323)	(19,312)
Contract liabilities	(67,278)	27,136
Operating lease liabilities	(793)	(520)
Net cash used in operating activities	(72,906)	(23,455)
Cash flows from investing activities
Purchases of property, plant and equipment	(19,216)	(16,500)
Purchases of intangible assets	(10)	(118)
Proceeds from maturity of short-term market securities	—	76,000
Purchase of restricted short-term marketable securities	—	(10)
Proceeds for disposal of property, plant and equipment	87	—
Proceeds from sale of assets	462	—
Net cash (used in) provided by investing activities	(18,677)	59,372
Cash flows from financing activities
Proceeds from debt	40,092	60,164
Repayment of debt	(40,091)	(60,125)
Repayment of finance lease obligations	(129)	(230)
Net cash used in financing activities	(128)	(191)

	Three Months Ended
	March 31, 2024	April 2, 2023
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(84)	55
Net increase in cash, cash equivalents and restricted cash	(91,795)	35,781
Cash, cash equivalents and restricted cash, beginning of period	195,510	267,961
Cash, cash equivalents and restricted cash, end of period	$103,715	$303,742
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$2,364	$11,322
Right-of-use assets obtained in exchange for lease obligations	7,013	6,283
The following table reconciles our cash and cash equivalents and restricted cash reported on our Condensed Consolidated Balance Sheets and the cash, cash equivalents and restricted cash reported on our Condensed Consolidated Statements of Cash Flows as of March 31, 2024 and April 2, 2023:

(In thousands)	March 31, 2024	April 2, 2023
Cash and cash equivalents	$98,365	$190,169
Restricted cash, current portion, included in Prepaid expenses and other current assets	5,253	24,891
Restricted cash, net of current portion, included in Other long-term assets	98	2
Total cash, cash equivalents and restricted cash shown in Condensed Consolidated Statements of Cash Flows	$103,716	$215,062